ANNUAL CONSOLIDATED FINANCIAL STATEMENTS

December 31, 2008
(Expressed in Canadian Dollars, except where noted)

14142 Denver West Parkway, Suite 250, Golden, Colorado 80401
Telephone: 303.278.8464    Facsimile: 303.278.8464    Toll Free: 1.877.692.8182     email: atna@atna.com     www.atna.com

INDEX TO
FINANCIAL STATEMENTS

Financial Statements

The following consolidated financial statements have been prepared by Atna Resources Ltd. (the “Company") pursuant to Canadian generally accepted accounting principals. The consolidated financial statements have been prepared in Canadian dollars, except for certain footnote disclosures that are reported in United States dollars (“USD” or “US$”).

Report of Independent Registered Public Accounting Firms	Page 2-3

Consolidated Balance Sheets	Page 4

Consolidated Statements of Operations	Page 5

Consolidated Statement of Changes in Shareholders’ Equity	Page 6

Consolidated Statements of Cash Flows	Pages 7-8

Notes to Consolidated Financial Statements	Pages 9-30

REPORT OF INDEPENDENT REGISTERED PUBLIC ACCOUNTING FIRM

To the Board of Directors and Shareholders of
Atna Resources Ltd.
Golden, Colorado

We have audited the consolidated balance sheet of Atna Resources Ltd. (“the Company”) as of December 31, 2008 and the related consolidated statements of operations, cash flows and stockholders’ equity for the year then ended.  These consolidated financial statements are the responsibility of the Company’s management.  Our responsibility is to express an opinion on these consolidated financial statements based on our audit.

We conducted our audits in accordance with generally accepted auditing standards in Canada and the standards of the Public Company Accounting Oversight Board (United States). Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the consolidated financial statements are free of material misstatement.  The Company is not required to have, nor were we engaged to perform, an audit of its internal control over financial reporting.  Our audit included consideration of internal control over financial reporting as a basis for designing audit procedures that are appropriate in the circumstances, but not for the purpose of expressing an opinion on the effectiveness of the Company’s internal control over financial reporting.  Accordingly, we express no such opinion.  An audit includes examining, on a test basis, evidence supporting the amounts and disclosures in the consolidated financial statements.  An audit also includes assessing the accounting principles used and significant estimates made by management, as well as evaluating the overall consolidated financial statement presentation.  We believe that our audit provides a reasonable basis for our opinion.

In our opinion, the consolidated financial statements referred to above present fairly, in all material respects, the financial condition of the Company and Subsidiaries, as of December 31, 2008 and the results of their operations and their cash flows for the year then ended, in conformity with Canadian generally accepted accounting principles.

/s/ Ehrhardt Keefe Steiner & Hottman PC

March 31, 2009
Denver, Colorado

D E  V I S S E R  G R A Y  L L P
CHARTERED ACCOUNTANTS

401 - 905 West Pender Street
Vancouver, BC Canada
V6C 1L6

REPORT OF INDEPENDENT REGISTERED PUBLIC ACCOUNTING FIRM

To the Shareholders of Atna Resources Ltd.

We have audited the consolidated balance sheet of Atna Resources Ltd. as at December 31, 2007 and the consolidated statements of operations, changes in shareholders’ equity, and cash flows for each of the years in the two year period then ended. These financial statements are the responsibility of the Company’s management. Our responsibility is to express an opinion on these financial statements based on our audits.

We conducted our audits in accordance with generally accepted auditing standards in Canada and the standards of the Public Company Accounting Oversight Board (United States). Those standards require that we plan and perform an audit to obtain reasonable assurance whether the financial statements are free of material misstatement. An audit includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statements.  An audit also includes assessing the accounting principles used and significant estimates made by management, as well as evaluating the overall financial statement presentation.

In our opinion, these consolidated financial statements present fairly, in all material respects, the financial position of the Company as at December 31, 2007 and the results of its operations and cash flows for each of the years in the two year period then ended in accordance with Canadian generally accepted accounting principles

“De Visser Gray LLP”

CHARTERED ACCOUNTANTS

Vancouver, British Columbia
March 27, 2008

ATNA RESOURCES LTD. AND SUBSIDIARIES
CONSOLIDATED BALANCE SHEETS
	As of December 31,
		Restated
	2008	2007
ASSETS
Current assets
Cash and cash equivalents	$20,349,700	$3,516,800
Short term trading investments	286,100	7,040,700
Market securities available for sale	65,000	487,000
Accounts receivable	420,300	159,000
Metal inventories	25,600	-
Prepaids and other current assets	653,700	63,000
Total current assets	21,800,400	11,266,500

Non-current assets
Property, plant, mine development, and mineral interests net	53,419,000	1,399,300
Restricted cash	4,892,700	67,100
Other noncurrent assets	805,700	-
Deferred acquisition costs	-	754,800
Deferred income tax assets	1,164,400	-
Total assets	$82,082,200	$13,487,700

LIABILITIES AND SHAREHOLDERS' EQUITY
Current liabilities
Accounts payable	$2,426,600	$695,800
Asset retirement obligations	753,200	-
Payroll liabilities	162,200	-
Legal settlement accrual	251,200	-
Other current liabilities	75,900	-
Total current liabilities	3,669,100	695,800

Non-current liabilities
Notes payable	1,004,900	-
Asset retirement obligations	5,238,900	379,700
Total liabilities	9,912,900	1,075,500

Shareholders' equity
Share capital (no par value) unlimited shares authorized;
issued and outstanding: 83,291,100 at December 31, 2008,
and 64,722,600 at December 31, 2007	92,093,800	61,217,300
Contributed surplus	2,682,300	2,295,600
Retained deficit	(30,561,700)	(50,877,300)
Accumulated other comprehensive gain (loss)	7,954,900	(223,400)
Total shareholders' equity	72,169,300	12,412,200
Total liabilities and shareholders' equity	$82,082,200	$13,487,700

On behalf of the Board of Directors:

/s/ David K. Fagin	/s/ David H. Watkins
David K. Fagin, Independent Director	David H. Watkins, Chairman

The accompanying notes are an integral part of these consolidated financial statements.

ATNA RESOURCES LTD. AND SUBSIDIARIES
CONSOLIDATED STATEMENTS OF OPERATIONS
For the Years Ended December 31

		Restated	Restated
	2008	2007	2006
REVENUE
Sales	$156,800	$-	$-

EXPENSES (GAINS)
Cost of sales	150,000	-	-
Depreciation, depletion and amortization	133,800	117,200	119,500
General and administrative	4,319,800	1,928,700	2,457,900
Exploration	574,200	1,912,000	2,210,600
Accretion expense	380,100	-	-
Provision for final site restoration	1,482,600	-	-
Write off accounts receivable	-	187,800	-
Write down of properties	553,200	-	-
	7,593,700	4,145,700	4,788,000
Operating loss	(7,436,900)	(4,145,700)	(4,788,000)

OTHER INCOME (EXPENSE)
Interest income	363,300	511,200	543,100
Interest expense	(53,800)	-	-
Gain on sale of short term investments	25,700	-	-
Gain on sale of marketable securities	-	276,700	1,683,200
Gain on asset disposals	21,011,200	135,000	-
Write off of marketable securities	(422,000)	-	-
Unrealized loss on short term investments	(28,300)	-	-
Gain (loss) on foreign exchange	3,114,100	(125,500)	(4,100)
Other	83,300	-	-
	24,093,500	797,400	2,222,200

	16,656,600	(3,348,300)	(2,565,800)
Income tax benefit	3,659,000	-	-
Net income (loss)	20,315,600	(3,348,300)	(2,565,800)

Other comprehensive income (loss)
Unrealized gains and losses on translating the financials
of self sustaining foreign operations	8,178,300	-	-
Unrealized loss on available for sale securities	-	(121,500)	-
Realized gain on available for sale securities
recognized in net loss	-	(276,700)	-
Unrealized loss on short term investments	-	(95,900)	-
Other comprehensive income (loss)	8,178,300	(494,100)	-

Comprehensive income (loss)	24,834,900	(3,842,400)	(2,565,800)

Earnings Per Share:
Basic income (loss) per share	$0.26	$(0.05)	$(0.04)
Diluted income (loss) per share	$0.26	$(0.05)	$(0.04)

Basic weighted-average
shares outstanding	79,166,725	64,581,804	63,112,895
Effect of Dilutive Securities:
Stock options	-	-	-
Convertible Debentures	-	-	-
Warrants	-	-	-
Diluted weighted-average
shares outstanding	79,166,725	64,581,804	63,112,895

The accompanying notes are an integral part of these consolidated financial statements.

ATNA RESOURCES LTD. AND SUBSIDIARIES
CONSOLIDATED STATEMENTS OF CHANGES IN SHAREHOLDERS' EQUITY
For the Years Ended December 31

					Accumulated
	Share Capital				Other	Total
	Number of			Contributed	Comprehensive	Shareholders'
	Shares	Amount	Deficit	Surplus	Gain (Loss)	Equity

Balances, January 1, 2006	55,429,000	$51,286,100	$(44,963,200)	$860,600	$-	$7,183,500
Adjustment to opening balance,
change in accounting policy	-	-	(1,838,300)	-	-	(1,838,300)
Exercise of stock options	795,000	459,800	-	-	-	459,800
Stock issued for cash, net of
issuance cost	7,450,000	8,730,600	-	-	-	8,730,600
Exercise of warrants	502,800	362,800	-	(76,700)	-	286,100
Share-based compensation	-	-	-	1,018,500	-	1,018,500
Net loss	-	-	(727,500)	-	-	(727,500)

Balances, December 31, 2006	64,176,800	$60,839,300	$(47,529,000)	$1,802,400	$-	$15,112,700

Adjustment to opening balance,
change in accounting policy	-	-	1,929,100	-	270,700	2,199,800
Exercise of stock options	545,800	378,000	-	(94,400)	-	283,600
Share-based compensation	-	-	-	587,600	-	587,600
Unrealized loss on available
for sale securities	-	-	-	-	(121,500)	(121,500)
Realized gain on available
for sale securities	-	-	-	-	(276,700)	(276,700)
Unrealized loss on temporary
investments	-	-	-	-	(95,900)	(95,900)
Net loss	-	-	(5,277,400)	-	-	(5,277,400)

Balances, December 31, 2007	64,722,600	$61,217,300	$(50,877,300)	$2,295,600	$(223,400)	$12,412,200

Exercise of stock options	850,000	826,500	-	(248,000)	-	578,500
Issuance cost of stock options	-	(59,600)				(59,600)
Issuance for merger	17,114,200	29,612,900	-	-	-	29,612,900
Issuance for property purchase	604,300	496,700				496,700
Share-based compensation	-	-	-	634,700	-	634,700
Unrealized loss on available
for sale securities	-	-	-	-	-	-
Foreign exchange gain	-	-	-	-	8,178,300	8,178,300
Net gain	-	-	20,315,600	-	-	20,315,600

Balances, December 31, 2008	83,291,100	$92,093,800	$(30,561,700)	$2,682,300	$7,954,900	$72,169,300

The accompanying notes are an integral part of these consolidated financial statements.

ATNA RESOURCES LTD. AND SUBSIDIARIES
CONSOLIDATED STATEMENTS OF CASH FLOWS
For the Years Ended December 31

		Restated	Restated
	2008	2007	2006
Cash flows from operating activities:
Net income (loss)	$20,315,600	$(3,348,300)	$(2,565,800)
Adjustments to reconcile net loss to net cash used in
operating activities:
Depreciation, depletion and amortization	133,800	117,200	119,500
Account receivable write off	-	187,800	-
Gain on sale of short term investments	(23,600)	(276,700)	(1,683,300)
Temporary investment income	-	(349,500)	(331,600)
Gain on asset disposals	(21,011,200)	(135,000)	-
Non-cash option proceeds	-	-	(128,000)
Reserve against asset sale	-	-	185,000
Income tax benefit	(3,659,000)	-	-
Write down properties	553,200	-	-
Purchase short term investments	(116,400)	(980,400)	(3,562,800)
Write off of marketable securities	422,000	-	-
Share based compensation expense	634,700	587,600	1,018,600
Provision for asset retirement obligation	1,482,600	-	-
Accretion of asset retirement obligation	380,100	-	-
Changes in operating assets and liabilities:
Increase in accounts receivable	(256,000)	(29,700)	(305,200)
Decrease in inventories	158,800	-	-
(Increase) decrease in prepaid and other assets	(1,178,100)	18,600	(21,600)
(Decrease) increase in accounts payable and accrued liabilities	576,900	126,000	(1,129,400)
Decrease in asset retirement obligations	(1,972,100)	-	-
Increase in restricted cash	(347,800)	(3,800)	-
Total adjustments	(24,222,100)	(737,900)	(5,838,800)

Net cash used in operating activities	(3,906,500)	(4,086,200)	(8,404,600)

Cash flows from investing activities:
Purchases and development of property and equipment	(9,975,800)	(664,500)	(847,300)
Merger transaction costs	(723,300)	(754,800)	-
Cash received in merger	862,200	-	-
Purchase of marketable securities	-	-	(1,600,000)
Proceeds from sale of short term investments	6,894,600	4,555,500	-
Proceeds from sale of marketable securities	-	376,700	3,445,600
Proceeds from sale of property and equipment	21,610,000	271,700	-

Net cash provided by (used in) investing activities	18,667,700	3,784,600	998,300

Cash flows from financing activities:
Issuance of stock - exercise of options	578,500	283,600	739,700
Issuance costs for merger	(59,600)	-	-
Payments on capital lease obligations	(17,500)	-	-

Net cash provided by financing activities	501,400	283,600	739,700

Effect of exchange rate changes on cash	1,570,300	-	-
Net increase (decrease) in cash and cash equivalents	16,832,900	(18,000)	(6,666,600)
Cash and cash equivalents, beginning of period	3,516,800	3,534,800	10,201,400

Cash and cash equivalents, end of period	$20,349,700	$3,516,800	$3,534,800

The accompanying notes are an integral part of these consolidated financial statements.

ATNA RESOURCES LTD. AND SUBSIDIARIES
CONSOLIDATED STATEMENTS OF CASH FLOWS, continued
For the Years Ended December 31

			Restated	Restated
		2008	2007	2006
Supplemental disclosures of cash flow information:

1.	Interest paid	$54,000	$-	$-

Supplemental disclosures on noncash investing activity:

1.	Capitalized asset retirement obligation for Briggs leach pad	$419,400	$-	$-
	(See Note 8)

2.	Marketable securities received for option payments	$-	$168,000	$128,000

	Reclassification of building & equipment costs from	-	-	827,087
3.	deferred costs

	Reclassification of reclamation bonds to temporary
4.	investments	$-	$132,700	$-

Supplemental disclosures on noncash financing activities:

1.	Issued 17,114,200 shares for merger	$29,612,900	$-	$-
	(See Note 2)

2.	Issued 604,300 shares for purchase of mineral property	496,700	-	-

The accompanying notes are an integral part of these consolidated financial statements.

ATNA RESOURCES LTD.
NOTES TO THE INTERIM CONSOLIDATED FINANCIAL STATEMENTS (Unaudited)

1.           Nature of Operations and Liquidity:

Atna Resources Ltd. is incorporated in British Columbia and the corporate office is located in Golden, Colorado. References to “Atna Resources”, “Atna”, and the “Company”, all mean Atna Resources Ltd. and all of the wholly-owned and majority-owned subsidiaries of Atna Resources Ltd., or any one or more of them, as the context requires. Atna was originally organized in 1984 to explore for, acquire, and develop precious metals.

The Company is involved in all phases of the mining business from exploration, development drilling, feasibility studies, permitting, construction, operation and final closure of mining properties. Atna’s ongoing exploration and development efforts are focused primarily on precious metals in the Western United States (“US”). The Company has conducted a portion of its mineral exploration and development activities through joint ventures with other companies.

On March 18, 2008, the Company completed a merger (the “Canyon Merger”) with Canyon Resources Corporation (“Canyon”). Atna acquired the right to convert all of Canyon’s issued and outstanding shares of common stock to Atna common shares at an exchange ratio of 0.32 shares of Atna for each share of Canyon. Atna assumed the obligations of Canyon’s outstanding warrants and debentures. Canyon is now a wholly-owned US subsidiary of Atna.

The Company’s primary focus following the merger is to increase the value of its four core properties of Briggs, Pinson, Reward and Columbia. The Briggs Mine, located in southeastern California, successfully began re-start mining operations in January 2009. Crushing of stockpiled ore is expected to commence in early March and the first gold production is expected in the second quarter of 2009. An updated Briggs reserve report and life-of-mine plan was released in February 2009, which increased proven and probable gold reserves by 77 percent to 267,000 ounces.  Atna received notice from Pinson Mining Company (“PMC”), a subsidiary of Barrick Gold, that PMC has completed the required $30 million expenditure to earn a 70 interest in the Pinson property. The Reward technical study was completed in early 2008, which established proven and probable gold reserves of 157,000 ounces. After consolidating the Columbia property the Company is in the process of preparing an updated technical report on the property.

The Company’s other significant assets include exploration joint venture agreements with Yamana Gold Inc. on the Clover property and with Golden Predator Mines Inc. on the Adelaide and Tuscarora properties.. At the Kendall Mine, located near Lewistown, Montana, the Company continued with reclamation and closure activities, principally relating to leach pad capping, top soil placement and water management.

In September 2008, the Company sold its portfolio of royalty interests for US$20 million. The royalty portfolio included a significant royalty position on the Wolverine Property located in the Yukon and other miscellaneous royalties.

In June 2008, the Company acquired additional claims at the Columbia gold property in order to consolidate the land package containing the known body of mineralization. A historic estimate of mineralized material for Columbia, including the acquired claims, was completed by Phelps Dodge Corporation in 1991 and 1993. The historical mineralized material estimate is considered to be noncompliant with Canadian NI43-101 technical reporting standards. This estimate totaled 23.7 million tons grading 0.035 ounces of per ton gold (“opt”) and containing 837,000 ounces gold at a 0.02 opt gold cutoff grade. Approximately 28 percent of this total is attributed to the newly acquired claims. The aggregate claim acquisition cost was US$500,000 in cash and 604,308 common shares of Atna. The Seller retained a four percent net smelter return royalty on the claims purchased.

Going Concern: These financial statements have been prepared on a going concern basis, which assumes the realization of assets and liquidation of liabilities in the normal course of business. The Company believes that its cash requirements over the year can be funded through a combination of existing cash, cash flows from operations, asset sales, debt arrangements and,  if necessary, equity financing. These consolidated financial statements do not include any adjustments that might result from the outcome of these uncertainties.

2.           Accounting Policies:

Consolidation Principles: The Company’s consolidated financial statements include the accounts of Atna and its significant active wholly-owned subsidiaries: Canyon Resources Corporation; Atna Resources, Inc.; CR Briggs Corporation; CR Reward Corporation; CR Kendall Corporation and CR Montana Corporation. All intercompany balances and transactions have been eliminated in the consolidated financial statements. The consolidated financial statements are prepared in accordance with Canadian generally accepted accounting principles (“GAAP”), which differs from US GAAP as described in Note 20. The consolidated financial statements have been prepared in Canadian dollars, except for certain footnote disclosures that are reported in United States dollars (“USD” or “US$”).

Management Estimates and Assumptions:   Certain amounts included in or affecting the Company’s consolidated financial statements and related disclosures must be estimated, requiring that certain assumptions be made with respect to values or conditions that cannot be made with certainty at the time the consolidated financial statements are prepared. Therefore, the reported amounts of the Company’s assets and liabilities, revenues and expenses, and associated disclosures with respect to contingent assets and obligations are necessarily affected by these estimates. The Company evaluates these estimates on an ongoing basis, utilizing historical experience, consultation with experts, and other methods considered reasonable in the particular circumstances. Nevertheless, actual results may differ significantly from the Company’s estimates. The more significant areas requiring the use of management estimates and assumptions relate to purchase accounting,  mineral reserves that are the basis for future cash flow estimates and units-of-production amortization determination; completion of technical and feasibility studies, recoverability and timing of gold production from the heap leaching process; environmental, reclamation and closure obligations; asset impairments (including estimates of future cash flows); fair value of share-based compensation; fair value of financial instruments and nonmonetary transactions; valuation allowances for future tax assets; and contingencies and litigation.

Short term investments are primarily bonds and bond funds that are classified as trading securities with purchases and sales reflected in the consolidated statements of cash flows as operating activities and fair value adjustments reflected in the consolidated statements of operations. Purchase and sales of marketable securities available for sale are reflected in the consolidated statements of cash flows as investing activities and fair value adjustments reflected in equity as other comprehensive income or loss.

Foreign currency translation: The Company operates primarily in the US and Canada. The functional and reporting currency of Atna is Canadian dollars. The functional currency of the Company’s US subsidiaries is the US dollar.

Transactions in the US subsidiary Atna Resources, Inc. are initially recorded in their functional currency. The Company translates this US subsidiary on the following basis: monetary assets and liabilities are translated at the rate of exchange in effect as of the balance sheet date and non-monetary assets and liabilities are translated at their applicable historical rates. Revenues and expenses are translated at the average rates prevailing for the period reported, except for amortization that is translated at the historical rates associated with the assets being amortized. Foreign exchange gains and losses from the translation of Atna Resources Inc. are recognized in the current period.

Transactions in US subsidiary Canyon are initially recorded in their functional currency. The Company translates this US subsidiary on the following basis: monetary assets and liabilities are translated at the rate of exchange in effect as at the balance sheet date, equity accounts at historic rates and income at the average rate for the period reported. Under this method, any gains or losses are recorded in other comprehensive income.

Merger with Canyon: The merger with Canyon was accounted for as a business combination under the purchase method of accounting. There were no outstanding contingencies related to the allocation of the initial purchase price. The calculation of the purchase price and the allocation of the purchase price are summarized in the following table:

Purchase price as of March 18, 2008:
Canyon common shares	$27,887,700
Estimated Atna transaction costs	1,472,300
Severance payments	142,400
Estimated fair value of options, warrants and debentures issued	1,533,800
$31,036,200

Purchase price allocation:
Cash and cash equivalents	$862,200
Accounts receivable	4,500
Metal inventories	150,400
Prepaid insurance	56,500
Other current assets	99,800
Property, plant, mine development, and mineral interests net	34,086,500
Restricted cash	3,653,600
Other noncurrent assets	21,800
Accounts payable	(440,800)
Short term asset retirement obligations	(995,900)
Payroll liabilities	(195,800)
Legal settlement accrual	(204,900)
Other current liabilities	(34,800)
Notes payable - long term	(819,900)
Capital leases - long term	(29,200)
Asset retirement obligations - long term	(3,142,400)
Future income taxes - long term	(2,035,400)
$31,036,200

Property, plant, mine development and mineral interest are based on fair market valuation by a third party.  All other categories were based on Canyon carrying values which approximate fair value.

3.           Changes in Accounting Policies:

Mineral Property - Exploration Costs: Effective January 1, 2008, the Company changed its accounting policy for mineral properties from deferring exploration costs incurred during the exploration stage to expensing such costs in the year incurred. The company believes the information is more reliable if expensed when incurred. This change has been applied retroactively and the comparative figures in the consolidated financial statements have been restated, making the periods easier to compare. The effect of this change on the restated consolidated balance sheet as of December 31, 2007 and 2006, is to decrease mineral properties and increase accumulated deficit by $16.0 million and $17.9 million, respectively. The effect of this change on the restated consolidated statements of operations for the year ended December 31, 2007 and 2006, is to (decrease) increase net loss by ($1.9) million and $1.8 million, respectively; and the restated net loss per share (decreased) increased by ($.02) and $0.03, respectively.

4.           Restricted Cash:

Restricted cash consisted of the following at December 31:

	2008	2007
Kendall reclamation property	$3,023,800	$-
Briggs Mine	1,680,300	-
Columbia property	78,700	-
Reward Project	41,100	-
Other properties	68,800	67,100
	4,892,700	67,100
Current portion	-	-
Noncurrent portion	$4,892,700	$67,100

The increase in restricted cash during the period was due to the merger with Canyon $3,653,600; payment to Smith Barney related to the Briggs mine $304,500; interest earned $84,000; return of bonds for Tuscarora and Adelaide ($40,700) and the effect of foreign rate change on the balance acquired in the merger with Canyon $824,200.

Restricted cash related to the Kendall reclamation project consisted of (i) $2.8 million held directly by the Montana Department of Environmental Quality (“DEQ”); and (ii) $0.2 million is sequestered by court order in connection with the sale proceeds of a portion of the Kendall property.

Restricted cash related to the reclamation bonds at the Briggs Mine and nearby satellite properties consisted of cash held in bank accounts benefiting the surety and cash on deposit with Inyo County, California.

Restricted cash related to the Columbia property consists of cash held directly by the Montana DEQ for reclamation of exploration activities.

Restricted cash related to the Reward Project consists of a cash bond held by the US Bureau of Land Management (“BLM”) for environmental reclamation regarding exploration activities.

5.           Short Term Investments and Marketable Securities:

The Company has invested excess cash in short term investments with a fair value of $0.3 million and $7.0 million at December 31, 2008 and 2007, respectively. Short term investments are considered to be trading securities and are comprised of short term bonds. Changes in market value are recorded in current operations and reported in operating activities in cash flows.

Marketable securities are considered to be available for sale and are marked to market each reporting period. Changes in market value are recorded in equity as other comprehensive income or loss and reported as investing activities in cash flows. As of December 31, 2008 and 2007, the fair value was $.1 million and $.5 million; the change in value for the years ended was a decrease of $.4 million and an increase of nil, respectively, which has been recorded in equity until realized.

6.           Financial Instruments:

Under CICA Section 3862 Financial Instruments – Disclosures, the Company is required to provide disclosures regarding its financial instruments. Financial instruments are either measured at amortized cost or fair value.  Held-to-maturity investments, loans and receivables and other financial liabilities are measured at amortized cost.  Held for trading financial assets and liabilities and available-for-sale financial assets are measured on the balance sheet at fair value. Derivative financial instruments are classified as held for trading and are recorded on the balance sheet at fair value unless exempted as a normal purchase and sale arrangement. Changes in fair value of derivative financial instruments are recorded in earnings unless the instruments are designated as cash flow hedges.

The Company has determined the estimated fair values of its financial instruments based on appropriate valuation methodologies; however, considerable judgment is required to develop these estimates. The carrying value of current monetary assets and liabilities approximates their fair value due to their relatively short periods to maturity. The fair value of long term restricted cash and long term notes payable approximate their carrying amounts as the terms and conditions are similar to current market conditions. All of the Company’s financial assets and liabilities are carried at their approximate fair value.

7.           Property, Plant, Mine Development, and Mineral Interests:

		As of December 31, 2008
	Depreciation	Asset Value	Accumulated	Net Book
	Method	at Cost	Depreciation	Value
Buildings and equipment	1 - 5 Years SL	$6,335,000	$486,700	$5,848,300
Mine development	UOP (a)	12,355,100	-	12,355,100
Mineral interest	UOP	34,553,500	-	34,553,500
Asset retirement cost	UOP	662,100	-	662,100
		$53,905,700	$486,700	$53,419,000

The yearended increase in property, plant and mine development was due primarily to the merger with Canyon.

		As of December 31, 2007
	Depreciation	Asset Value	Accumulated	Net Book
	Method	at Cost	Depreciation	Value
Buildings and equipment	1 - 5 Years SL	$1,098,500	$351,000	$747,500
Mine development	UOP (a)	-	-	-
Mineral interest	UOP	651,800	-	651,800
Asset retirement cost	UOP	-	-	-
		$1,750,300	$351,000	$1,399,300

(a)	UOP is a depreciation method that calculates depreciation expense over the estimated proven and probable reserves of the related property.

A rollforward of capitalized mine development and mineral interests as of December 31, 2008 is as follows:

				Other
		Pinson (b)	Ecstall (c)	US (d)
Beginning balance at January 1, 2008 (a)		$-	$301,300	$350,500

Purchase price allocation		-	-	5,496,700
Acquisition/development capitalized		-	-	(18,300)
Property sales				(514,200)
		-	-	4,964,200

Effect of foreign rate change		-	-	1,157,500
Write-offs		-	(281,300)	(271,900)
		-	(281,300)	885,600

Balance at December 31, 2008		$-	$20,000	$6,200,300

	Briggs (e)	Columbia (f)	Reward (g)	Total
Beginning balance at January 1, 2008 (a)	$-	$-	$-	$651,800

Purchase price allocation	7,947,800	7,981,500	8,235,200	29,661,200
Acquisition/development capitalized	9,632,900	1,218,100	221,400	11,054,100
Property sales				(514,200)
	17,580,700	9,199,600	8,456,600	40,201,100

Effect of foreign rate change	1,793,000	1,800,600	1,857,800	6,608,900
Write-offs	-	-	-	(553,200)
	1,793,000	1,800,600	1,857,800	6,055,700

Balance at December 31, 2008	$19,373,700	$11,000,200	$10,314,400	$46,908,600

(a)	Beginning balance has been restated to reflect the change in accounting principles as described in Note 3.

(b)	Pinson Property, Nevada:

The Company entered into an Exploration Agreement (“the agreement”), effective August 12, 2004, with PMC. Pursuant to the terms of the agreement, the Company completed its obligations to earn a 70 percent interest in the Pinson Mine Property and provided notice of its earn-in to PMC in January 2006. The Company has spent as of December 31, 2008 a total of $16.0 million on the project, which was expensed effective January 1, 2008 when the Company changed its accounting policy.

The Company’s earn-in triggered an election by PMC to back-in to the project by spending an additional US$30 million to advance exploration and development of the project over a 3-year period. In January 2009, PMC notified the company that it had reached its back-in requirement, which would result in the formation of a 70:30 joint venture with PMC holding a 70 percent interest. The property is subject to net smelter return (“NSR”) royalties varying from 3.5 percent to 7.5 percent on various claim groups within the property.

(c)	Ecstall Property, British Columbia:

The Company has a 100 percent interest in 23 Crown Granted Mineral claims (21 claims with mining rights and two claims with surface rights), subject to a 3% (reducible to 2.5 percent) NSR royalty. Ecstall has a massive sulphine mineralized resource of some low grade that will never be economic.  The land value of the 35 acres is currently assessed at approx. $20 thousand. Therefore, the property has been written-down by $0.3 million to its current estimated residual fair value.

(d)	Other US Properties:

Searchlight, Nevada: The property was abandoned during the third quarter of 2008 and the full balance of $0.3 million was written off in the fourth quarter of 2008.

Clover Property, Nevada: The Clover property has a capitalized balance of $0.1 million. In an agreement dated March 11, 2003, the Company obtained an option to acquire a 100% interest in 22 claims known as the Clover property. The claims are subject to a 3% NSR royalty, which can be purchased for US$1.0 million per percentage point. Terms of the agreement include cumulative total payments to the vendor of US$0.3 million of which US$0.2 million has been paid as of year-end. The Clover property is subject to a finder’s fee capped at US$0.5 million of which US$0.1 million has been paid with annual payments of US$30,000.

On November 28, 2006, the Company signed an Earn-in Agreement with Meridian Gold Incorporated, now a subsidiary of Yamana Gold Inc. (“Yamana”) whereby Yamana can earn a 51% working interest in the Clover property. Yamana may elect to increase its interest to 70% by completing a prefeasibility study within 30 months of vesting its initial 51% interest in the project. To earn 51% Yamana must make payments totaling US$0.6 million to the Company and complete exploration work totaling US$3.3 million over a 4 year period. Atna received a payment of US$150,000 in January 2009 and there remains US$250,000 to be paid by January 2010. Exploration work commitments for the period ending on November 28, 2009 and 2010 amount to US$1.0 and US$1.5 million, respectively.

Triple Junction and Dixie Fork Properties, Nevada: The Company acquired a 100% interest on October 7, 2002, subject to a 3% NSR royalty (uncapped), in the 36 Triple Junction lode claims and the 31 Dixie Fork lode claims located in Elko County, Nevada.

In an agreement originally dated September 7, 2004 and subsequently amended, the Company granted an option to Sage Gold Inc. (“Sage”) to earn up to a 70 percent interest in the Company’s Triple Junction/Dixie Fork gold project. Sage has informed the Company of its decision to terminate its option agreement effective November 5, 2008. These properties have no book value.

Mineral Rights, Montana: Atna acquired approximately 900,000 acres of mineral rights in the state of Montana in the Canyon Merger. These mineral rights were initially allocated a value of $2.5 million in purchase accounting. A contract to sell the mineral rights for US$6.0 million was entered into during 2008, but failed to close as of the date of this report.

Adelaide and Tuscarora Properties, Nevada: Atna acquired these mineral exploration properties plus other less significant exploration and royalty properties in the Canyon Merger. The properties were initially allocated a value of $1.0 million in purchase accounting. Refer to Note 12 (e) for more information on these properties.

Judith Gold Lands, Montana: Atna acquired approximately 1,100 acres of fee simple lands in the state of Montana in the Canyon Merger. This land is valued at $1.0 million in purchase accounting.

Uranium  Joint Ventures, Wyoming: Effective February 2, 2009, Atna’s subsidiary, Canyon, entered into an Agreement with New Horizon Uranium Corporation (“New Horizon”) (TSXV:NHU) to terminate the Converse Uranium Project Exploration, Development and Mine Operating Agreement dated January 23, 2006. New Horizon failed to meet the spending and work requirements to earn a participating interest in the project. As part of this Agreement, all of the shares of Horizon Wyoming Uranium Inc. (“Horizon Wyoming”) have been transferred to Canyon and Horizon Wyoming shall become a wholly owned subsidiary. Horizon Wyoming holds properties, reclamation bonds and permits related to the Sand Creek joint venture with Uranium One Exploration USA Inc. a subsidiary of Uranium One Inc. (TSX:UUU). In addition, New Horizon has also resigned as manager of the Sand Creek joint venture. Horizon Wyoming shall be the new manager.  Ownership of the Sand Creek Uranium Joint Venture now becomes 70 percent Atna, through Horizon Wyoming, and 30% Uranium One Exploration USA Inc. Atna will work with Uranium One Exploration USA Inc. to determine the future program for this project.

The uranium joint ventures were initially allocated $1.0 million in purchase accounting of the $34,086,500 allocated to property, plant, mine development, and mineral interests net. The failure of New Horizon to earn an interest in the Converse Joint Venture did not result in an impairment of these properties.

(e)	Briggs Mine, California:

Atna acquired the Briggs Mine in the Canyon Merger and initially allocated a value of $7.9 million in purchase accounting. Canyon acquired the Briggs Mine in 1990, which is located on the west side of the Panamint Range near Death Valley, California. CR Briggs Corporation, a wholly-owned subsidiary, has mineral rights over approximately 4,800 acres in the area of the mine. CR Briggs owns or controls approximately 269 unpatented claims, including 18 mill site claims and 3 patented claims on BLM administered land. The Company owns or controls, through leasehold interests, 100 percent of the Briggs Mine. In addition to the Briggs Mine, there are four satellite properties located approximately four miles north of Briggs. These satellite properties are known as the Cecil R, Jackson, Mineral Hill and Suitcase properties. The Company currently holds or leases a total of 22 unpatented claims and 3 patented claims associated with these satellite properties. All of our mining claims are located on land prescribed for multiple use management by the BLM.

In February 2009, Atna completed a study that has significantly increased open pit ore reserves at the Briggs Mine. The study estimates that the project has open pit proven and probable reserves containing 267,000 ounces of gold grading 0.021oz/ton, a 77 percent increase over the previous reserve estimate, dated May 8, 2008. Open pit mining is underway and construction of the leach pad expansion has been completed. Crushing of stockpiled ore is expected to commence in early March, with first gold production expected in the second quarter of 2009.

(f)	Columbia Property, Montana:

Atna acquired control of the Columbia gold property, formerly known as Seven-Up Pete, in the Canyon Merger and initially allocated a value of $8.0 million in purchase accounting. Columbia is located seven miles east of Lincoln and 45 miles northwest of Helena, in Lewis and Clark County, Montana. Access to the property is by dirt road from a paved highway. The property consists of approximately 24 patented and 68 unpatented mining claims totaling approximately 1,800 acres. The patented claims not already owned by the Company are subject to NSR royalties that range from 2.5 percent to 6 percent.

In June 2008, the Company acquired certain claims at Columbia in order to consolidate the land package containing the known body of mineralization. The aggregate acquisition cost is US$0.5million in cash and 604,308 common shares of Atna with a value of approximately US$0.5 million. The Seller retained a four percent net smelter return royalty on the claims purchased.

(g)	Reward Project, Nevada:

Atna acquired the Reward Project in the Canyon Merger and initially allocated a value of $8.3 million in purchase accounting. The Company controls approximately 2,200 acres in the form of 119 unpatented claims and 6 patented claims in southwestern Nye County about 5.5 miles south-southeast of Beatty, NV. Most of the property is subject to a 3 percent NSR royalty.

Atna completed a technical report at Reward during the first quarter of 2008, establishing proven and probable reserves of 157,000 ounces of gold; the project is at an advanced stage of mine permitting. Reward is designed to produce at an annual rate of about 35,000 ounces per year and has the potential to be in production by the end of 2009, subject to completion of permitting and financing. The feasibility study envisions development of a conventional open pit mining, ore crushing, and heap leach gold production operation. The study recommends development of the project.

8.           Asset Retirement Obligations:

The following provides a reconciliation of the Company’s beginning and ending carrying values for its asset retirement obligations in the current period:

Balance, December 31, 2007	$379,700
Additions as result of merger with Canyon	4,138,300
Spending	(1,972,100)
Change in Estimate	2,085,600
Accretion expense	380,100
Balance, December 31, 2008	5,011,600
Effective of Exchange Rate on Activity	980,500
Balance, December 31, 2008	5,992,100
Current portion	753,200
Noncurrent portion	$5,238,900

Anticipated spending per year:
2009	$753,200
2010	3,959,400
2011	679,900
2012	114,300
2013	24,700
Thereafter	460,600
Total	$5,992,100

Asset Retirement Obligations Capitalized as of December 31, 2008:
Briggs Mine:
Crusher	$216,500
Leach Pad	419,400
Reward	26,200
Total	$662,100

Summary of Asset Retirement Obligations as of December 31, 2008:
Briggs Mine (a)	2,961,800
Kendall Mine (b)	2,572,800
Pinson Project (c)	312,700
Jarbidge and Beowawe Properties (d)	67,000
Columbia Project (e)	44,700
Reward Project (f)	33,100
Total	$5,992,100

(a)	Briggs – estimated costs for seeding and fertilizing of waste dumps; facility dismantling; contouring and seeding of leach pads and plant site.
(b)	Kendall – estimated costs for capping and seeding; construction and maintenance of water treatment system and costs to maintain property during reclamation period.
(c)	Pinson – estimated costs to reclaim exploration and development activity to date.
(d)	Jarbidge and Beowawe – estimated costs to reclaim exploration activity to date.

(e)	Columbia – estimated costs to reclaim drill holes.
(f)	Reward – estimated costs to reclaim drill holes.

Change in estimate: Kendall – increase due to higher diesel and bentonite costs than projected for 2008 contouring and capping work and addition of one more year of costs to maintain property – $1,666,200 and Briggs – addition of costs to reclaim leach pad constructed in 2008 - $419,400. Key factors used in calculation were inflation rate 4.1 percent, risk free libor rate 2.0 percent, and credit adjustment 6.4 percent.

9.           Notes Payable:

The following provides a reconciliation of the Company’s beginning and ending carrying values for its notes payable in the current period:

Balance, December 31, 2007	$-
Additions as result of merger with Canyon	819,900
Conversions / retirements	-
Balance, December 31, 2008	819,900
Effective Exchange Rate on Activity	185,000
Balance, December 31, 2008	1,004,900
Current portion	-

Noncurrent portion	$1,004,900

The uncollateralized debentures require quarterly interest payments at the rate of 6% per year, and the holders have the right to convert principal to common shares of the Company, subject to adjustments for share splits, reverse splits, and changes of control, at any time at a conversion rate of US$4.31 per common share based on a balance of US$825,000 as of December 31, 2008. The balance is due in March 2011.

Interest expense for the debentures was approximately $46 thousand 0, nil and nil for 2008, 2007 and 2006, respectively, none of which was capitalized.

10.           Outstanding Warrants:

The following is a summary of the outstanding warrants as of December 31, 2008, which were assumed as a result of the merger with Canyon:

Range of Exercise	Shares Underlying	Weighted Average	Weighted Average
Prices (USD)	Warrants Outstanding	Remaining Contractual Life	Exercise Price (USD)
$2.00-$3.00	2,435,294	2.4	$2.20
$3.01-$4.00	-	-	-
$4.01-$5.00	987,360	0.4	4.69

Total/average	3,422,654	1.8 years	$2.92

The warrants were fair valued during purchase accounting and US$1.3 million was included in the purchase price, which was allocated to the fair value of the acquired assets and as equity.

11.           Equity Transactions:

During the year ended December 31, 2008 there were 850,000 shares issued related to the exercise of stock options that resulted in cash proceeds to the Company of $0.6 million.

On March 18, 2008, the Company completed the merger with Canyon. Atna has acquired all of Canyon’s issued and outstanding shares of common stock, warrants, and debentures. As a result of the merger, Atna’s issued and outstanding common shares increased by approximately 17.1 million and Canyon is now a wholly-owned US subsidiary of Atna.

12.           Commitments and Contingencies:

(a)	Kendall Mine Reclamation:

The Kendall Mine is subject to permits granted by the Montana DEQ. In February 2002, the DEQ issued a decision that a comprehensive Environmental Impact Statement (“EIS”) was needed for completion of remaining reclamation at Kendall. The Montana DEQ has yet to complete its work on this EIS. The Company’s estimate to achieve mine closure could be impacted by the outcome of an agency decision following an EIS. The Company has deposited US$2.3 million in an interest bearing account with the DEQ for reclamation at the Kendall Mine.

(b)	Briggs Mine Surety Bonds:

The Briggs Mine operates under permits granted by various agencies including the BLM, Inyo County, California, the California Department of Conservation, and the Lahontan Regional Water Quality Control Board (“Lahontan”). The Company has posted cash and reclamation bonds with these agencies in the amount of US$4.4 million of which US$4.2 million are reclamation bonds supported by a surety. All surety bonds are subject to annual review and adjustment.

In September 2007, Canyon settled a complaint of default with the surety company supporting the above reclamation bonds. As of March 23, 2009, US$0.5 million remains to be funded to the collateral account. The surety’s request for monies as collateral represents a reimbursable deposit that is included in restricted cash to support required future reclamation of the Briggs Mine site and therefore no liability has been accrued for unfunded collateral.

(c)	McDonald Gold Project:

A lawsuit was filed against the State of Montana to recover value lost due to changes in the Montana mining law and the cancellation of mineral leases related to the McDonald Gold Project. On April 21, 2008, the Company’s complaint under the takings lawsuit was dismissed by the US Court of Appeals for the Ninth Circuit.

In October, 2008, the petition for writ of certiorari with US Supreme Court in the case Seven-Up Pete Venture, et al. v Brian Schweitzer, et al. was denied. Consequently, there are no further options to pursue the case and no additional actions are anticipated.

(d)           Kendall Mine Lawsuits:

In October 2001, a plaintiff group filed suit in the State of Montana District Court against Canyon and its wholly-owned subsidiary, CR Kendall Corporation.

In February 2007, Canyon entered into a settlement and release agreement with eight of the twelve plaintiffs in this suit. Canyon’s share of the settlement was US$0.1 million and the Company maintains a balance of US$0.2 million recorded as a legal settlement accrual on the consolidated balance sheet as of December 31, 2008. In January 2009, the final outstanding lawsuit was dismissed with prejudice and the US$0.2 million held by the Court was released to the Company.

In order to finalize the settlement, the Company funded US$0.6 million of the settlement on behalf of one of the insurance companies and recorded the amount as a long-term receivable as of December 31, 2008.

(e)	Asset Exchange Agreement:

The Adelaide and Tuscarora properties were originally optioned as part of the December 2006 Asset Exchange Agreement with Newmont Capital Limited and Newmont Mining Corporation. Under this agreement, the Company is required to spend a total of US$3.0 million on both projects over five years to earn the Company’s interest in the properties. The Company has the right to sublease either property to third parties to meet its obligations under the agreement.

On February 15, 2008, the Company entered an option agreement whereby Golden Predator Mines US Inc. (“Golden Predator”) a wholly-owned subsidiary of Golden Predator Mines Inc. of Vancouver British Columbia, assumed the Company’s interest and all related commitments under the Asset Exchange Agreement in the advanced stage Adelaide and Tuscarora gold exploration properties located in Humboldt and Elko Counties in Nevada.  The Company received an initial payment of approximately US$0.5 million on closing of the transaction and Golden Predator has guaranteed the US$0.4 million commitment for 2008.

Pursuant to the Golden Predator agreement, Atna received 2.1 million common shares of Golden Predator in lieu of a US$250,000 option payment on January 6, 2009. Atna may earn additional option payments through 2011 in either cash or stock until Golden Predator has met its spending commitments under the assigned Newmont agreement or until notice of cancellation.

(f)	Lease Commitments:

The Company has entered into various operating leases for office space and equipment. At December 31, 2008, future minimum lease payments extending beyond one year under noncancellable leases average approximately $9,000 per month over the following 19 months.

The Company has also entered into various mining lease arrangements for purposes of exploring, and if warranted, developing and producing minerals from the underlying leasehold interests. The lease arrangements typically require advance royalty payments during the pre-production phase and a production royalty upon commencement of production, with previously advanced payments credited against the production royalties otherwise payable. Advance royalty commitments will vary each year as the Company adds or deletes properties. Minimum advance royalty payments expensed total approximately $.1 million annually.

The Company is also required to pay an annual rental fee to the federal government for any unpatented mining claims, mill or tunnel site claims on federally owned lands at the rate of $125 per claim. The Company’s present inventory of claims would require approximately $.2 million in annual rental fees, however, this amount will vary as claims are added or dropped. The Company is also subject to lease payments to various other owners or lessors of property. Currently, payments to these parties total approximately nil annually.

Lease costs included in cost of goods sold for the years ended December 31, 2008, 2007, and 2006 were nil for all periods.

Rent expense included in selling, general and administrative expense for the years ended December 31, 2008, 2007, and 2006, was $.1 million, nil, and nil, respectively.

13.           Certain Concentrations of Credit Risk:

The Company is subject to concentrations of credit risk in connection with maintaining its cash primarily in two financial institutions in amounts in excess of levels insured by the Federal Deposit Insurance Corporation. The Company considers the institutions to be financially strong and does not consider the underlying risk to be significant. To date, these concentrations of credit risk have not had any effect on the Company’s financial position or results of operations.

The Company sold its gold and silver production predominantly to one or two customers during the past three years. Given the marketability and liquidity of the precious metals being sold and because of the large pool of qualified buyers for gold and silver, the Company believes that upon the loss of either of its customers they could be quickly replaced without any adverse affect.

The profitability of the Company’s operations is dependent upon the market price of certain precious and base metals.  The price of such metals or interest related thereto has fluctuated widely and is affected by numerous factors beyond the control of the Company.  These factors include international economic and political conditions, expectations of inflation, international currency exchange rates, interest rates, global or regional consumptive patterns, speculative activities, levels of supply and demand, increased production due to new mine developments and improved mining and production methods, availability and costs of metal substitutes, metal stock levels maintained by producers and others and inventory carrying costs.  The exact effect of these factors cannot be accurately predicted, but the combination of these factors may result in the Company not receiving an adequate return on invested capital or the investment not retaining its value.

14.           Fair Value of Financial Instruments:

The estimated fair  values  of  the Company’s  financial  instruments  approximate  carrying  values  at  December 31, 2008, and December 31, 2007. The following methods and assumptions were used to estimate the fair value of each class of financial instruments:

Cash and Cash Equivalents, Receivables, Short-term Investments and Restricted Cash: Carrying amounts approximate fair value based on the short-term maturity of those instruments. Cash equivalents are those instruments that mature in 90 days or less.

Long-term Debt: Carrying values approximate fair values based on discounted cash flows using the Company’s current rate of borrowing for a similar liability.

Hedging Activities: As of December 31, 2008 there were no derivatives outstanding. As of March 23, 2009 the Company has the following gold derivatives outstanding:

		Expiry Date
Hedging Contract	Strike Price	2009	2010	Total	Fair Value
Owned Put Options	$800	3,000	-	3,000	$134,000

Sold Call Options	$1,300	3,000	-	3,000	$(84,000)

Forward Gold Sales	$955	3,000	-	3,000	$3,000

					$53,000

The Company has entered in to a zero cost gold collar and gold forward sales contracts in early 2009 that all expire in 2009. The purpose of these hedge positions is to protect the cash flows from decreasing gold prices during the second half of 2009. The put and call option contracts are European style options that are settled net at the expiry date. The options have expiry dates from July to December at the rate of 500 ounces per month during 2009. The forward gold sales have a fixed delivery price of US$955 per ounce and expire at a rate of 1,000 ounces per month during the fourth quarter of 2009. All derivative contracts have counterparty risk and all of the gold derivatives have been placed with a single counterparty. The Company believes that these outstanding contracts will be settled in the normal course of business. The Company’s policy is to not hedge more than 50 percent of the projected production and retain a 25 percent production reserve tail.

Under the terms of the zero cost collar hedging contracts, Atna will pay the counterparty on a contract expiry date if the gold price is above the sold call option strike price of US$1,300 per ounce. The counterparty will pay the Company on a contract expiry date if the gold price is below the owned put option strike price of US$800 per ounce. If the gold price on the contract expiry date falls between US$800 and US$1,300 per ounce there are no settlement payments required by either party. Under the terms of the forward gold sale hedging contracts, Atna will pay the counterparty if the gold price is above the forward price of US$955 per ounce and the counterparty will pay the Company if the gold price is below US$955 per ounce.

The fair market value was estimated based on the gold price per once from the London PM Fix on March 20, 2009 of US$954. The net fair value of the hedge position will be positive to the Company when gold prices fall and be negative when gold prices rise relative to the gold price on the date of the previous fair value calculation. Beginning in the first quarter of 2009, the Company will recognize fair value these derivative positions.

15.           Managing Capital:

The Company is not currently subject to externally imposed capital requirements. The Company currently has no net debt (debt less available cash). Past operating cash requirements were met through the use of a combination of asset sales and equity financings. As a mining company, the Company’s prime object in managing capital is to use its scarce cash resources to purchase or develop mineral resources and related cash flows utilizing the least dilutive method available to the Company. The Company closely monitors its capital structure related to the number of shares outstanding as a result of equity financings and stock based compensation to minimize the level of dilution while providing increased shareholder value.

The Company issued 17.1 million common shares as a result of the merger with Canyon. The merger greatly increased the Company’s mineral property portfolio. In the future, the Company may sell assets, issue project debt or equity to finance new mines. The Company will develop debt monitoring systems when and if debt becomes a significant source of capital.

16.           Income Taxes:

The Company recognizes future assets and liabilities based on the difference between the financial reporting and tax bases of assets and liabilities using the enacted tax rates expected to be in effect when the taxes are paid or recovered.  The Company provides a valuation allowance against future tax assets for which the Company does not consider realization of such assets to meet the required “more likely than not” standard.

Our future tax assets and liabilities at December 31, 2008 and 2007 include the following components:

	2008	2007

Future tax assets:

Noncapital loss carryfowards, Canada	$90,700	$1,963,900
Net operating loss carryforwards, US	50,369,000	7,453,500
Capital loss carryforwards, Canada	260,900	-
Mineral properties	6,398,600	5,230,400
Reclamation costs	2,164,700	-
Equipment	-	65,200
Share issuance costs	204,400	492,000
Marketable equity securities	86,900	-
Capital assets	36,200	-
Other	123,700
Valuation allowance	(53,354,000)	(15,205,000)
Future tax assets	6,381,100	-

Future tax liabilities:

Plant, property and equipment	5,120,500	-
Other	96,200	-
Deferred tax liabilities	5,216,700	-

Net future tax asset/(liability)	$1,164,400	$-

The composition of our valuation allowance by tax jurisdiction is summarized as follows:

	2008	2007

Canada	$1,537,800	$35,700
USA	51,816,200	100
Total valuation allowance	$53,354,000	$35,800

The provision for income taxes includes the following components:

	2008	2007	2006

Current
Canada	$-	$-	$-
Foreign	-	-	-
	-	-	-

Deferred
Canada	-	-	4,900
Foreign	(3,659,000)	5,200	1,100
	(3,659,000)	5,200	6,000

Income tax expense (recovery)	$(3,659,000)	$5,200	$6,000

A reconciliation or expected income tax on net income before minority interest at statutory rates with the actual expense (recovery) for income taxes is as follows:

	2008	2007	2006

Net income (loss)	$16,656,600	$(5,277,400)	$(742,500)
Statutory tax rate	0.3100	0.3412	0.3412
Tax expense (recovery) at statutory rate	5,163,500	(1,800,700)	(253,300)

Foreign tax rates	234,400	-	-
Temporary differences recognized	-	(255,500)	(134,600)
Stock based compensation	196,800	-	-
Nondeductible expenses	3,400	155,400	56,000
Change in future tax assets due to exchange rates	2,461,300	-	-
Change in valuation allowance	(10,981,700)	1,966,000	331,900
Other	(736,700)	(65,200)	-
Income tax expense (recovery)	$(3,659,000)	$-	$-

At December 31, 2008, the Company had tax pool and loss carryovers expiring as follows:

	Canada	US

2009	$-	$-
2010	-	-
2011	-	-
2012	-	-
2013	-	-
2014	-	-
2015	-	-
2026	-	-
2027	349,000	-
2028	-	-
Indefinite	-	-
Total	$349,000	$-

At December 31, 2008, the Company had Canadian noncapital loss carryforwards of $349,000 which expire in 2027 and Canadian capital loss carryforwards of $2,007,000 with no expiry.  Also, the Company has US net operating loss carryforwards (NOL’s) of $130,403,000 which expire from 2009 through 2028.  Due to a change in ownership resulting from the merger, utilization of approximately $116,000,000 million of our US NOL’s are subject to an IRC Section 382 annual limitation amount of $955,000.  A $44,000,000 valuation allowance has been recorded against the tax effected US NOL’s due to the Section 382 limitation.  A full valuation allowance has been provided against the Canadian net deferred tax assets.

17.           Share-Based Compensation:

The Company recorded $0.6 million of share-based compensation expense during the year ended December 31, 2008, none of which was capitalized. All of the share-based compensation expense was recorded as general and administrative costs in the consolidated statements of operations.

On April 26, 2007, the Company’s shareholders approved the Atna Resources Ltd. Stock Option Plan (the “2007 Plan”) to provide more flexibility in the compensation of key personnel. All outstanding stock options under the Amended Atna Resources Ltd. Employee Incentive Plan, which was established in 1996 and most recently amended on April 20, 2006 (the “1996 Plan”), will remain active until all the options under the 1996 Plan either expire or are exercised; however, no new options may be granted under the 1996 Plan. As of December 31, 2008, there were 1.3 million and 4.0 million underlying shares outstanding under the 1996 Plan and the 2007 Plan, respectively.

The 2007 Plan is administered by the Compensation Committee of the Board of Directors consisting entirely of independent directors. The maximum number of option shares issuable at any time is equal to 10 percent of the number of issued and outstanding shares. If any shares covered by an award are not purchased or are forfeited, the shares will again be available for future awards under the 2007 Plan. As of December 31, 2008 there was a maximum of 8.3 million and 4.5 million underlying shares issuable and available for future option issuances under the 2007 Plan, respectively. Directors and employees of, or consultants to, the Company or any of its affiliates are eligible to participate in the 2007 Plan. The Board of Directors may terminate or amend the 2007 Plan at any time and for any reason. The 2007 Plan does not have a termination date but according to TSX requirements all available and unreserved securities must be approved every three years by the directors and shareholders.

The exercise price of each stock option is based on, and may not be less than, 100% of the fair market value of its common shares on the date of grant. The fair market value is generally determined as the closing price of its common shares on the date of the grant. The term of each stock option is fixed by the Compensation Committee and may not exceed 5 years from the date of grant. The Compensation Committee also determines the vesting requirements of the grant which may be accelerated by the Compensation Committee.

The fair value of each option award is estimated on the date of grant using a Black-Scholes-Merton option valuation model that uses the assumptions noted in the following table. Expected market volatility is based on a number of factors including historical volatility of the Company’s common shares, the Company’s market capitalization, future outlook of the Company, and other fair value related factors. The Company uses historical information in estimating the expected term. The forfeiture rate ranged from nil and 5%. Vesting periods have ranged from immediately to two years. The risk-free rate is based on the yields of Canadian benchmark bonds which approximate the expected life of the option. The Company has never paid a dividend and does not plan to in the future and therefore the expected dividend yield is nil.

The following table summarizes the weighted-average assumptions used in determining fair values during the years ended December 31, 2008 and 2007:

	2008	2007
Expected volatility	56%	67%
Expected option term	3.1 years	3.0 years
Risk-free interest rate	2.2%	2.9%
Forfeiture rate	2.8%	-

Stock Options

The following table summarizes the stock option activity during the years ended December 31, 2008 and 2007:

	2008		2007
		Weighted		Weighted
		Average		Average
		Exercise		Exercise
	Number	Price	Number	Price
Outstanding - beginning of the year	2,437,300	$1.31	2,140,000	$1.11
Grants	4,025,140	0.83	963,800	1.36
Exercises	(850,000)	0.68	(545,750)	0.52
Forfeitures	(341,400)	1.59	(120,750)	1.76

Outstanding - end of the period	5,271,040	$1.03	2,437,300	$1.31

Exercisable - end of the period	3,333,470	$1.15	2,001,150	$1.29

The following table summarizes the stock options outstanding and exercisable at December 31, 2008:

Exercise Price		Options Outstanding			Options Exercisable
Low	High	Quantity	Weighted Average Remaining Contractual Life	Weighted Average Exercise Price	Quantity	Weighted Average Remaining Contractual Life	Weighted Average Exercise Price
$ 0.45	$ 0.82	2,292,500	5.0	$0.45	1,146,250	5.0	$0.45
$ 0.83	$ 1.32	857,640	3.1	$1.32	441,320	3.1	$1.32
$ 1.33	$ 1.36	1,550,900	1.5	$1.36	1,175,900	1.4	$1.36
$ 1.37	$ 2.01	570,000	0.1	$2.01	570,000	0.1	$2.01
$ 0.45	$ 2.01	5,271,040	3.1	$1.03	3,333,470	2.6	$1.15

The aggregate intrinsic values of the outstanding and exercisable options as of December 31, 2008 and 2007 were $0.3 million and $0.2 million, respectively, based on a $0.59 market price per share. The weighted-average grant-date fair value of stock options granted during the years ended December 31, 2008 and 2007 were $0.31 and $0.63 per option or total fair value of $1.2 million and $0.6 million, respectively. As of December 31, 2008, there was $0.2 million of total unrecognized compensation cost.

18.           Earnings per Share:

The Company computes earnings per share (“EPS”) by applying the provisions of CICA Handbook Section 3500, Earnings per Share. Because the Company reported net losses for the years ended December 31, 2007 and 2006, inclusion of common share equivalents would have an antidilutive effect on per share amounts. Accordingly, the Company’s basic and diluted EPS computations are the same for year 2007 periods presented. Common share equivalents, which include share options, warrants to purchase common shares, share grants and convertible debentures, in 2008, 2007 and 2006 that were not included in the computation of diluted EPS because the effect would be antidilutive were 8.5 million, 2.6 million and 2.5 million, respectively.

19.           Recently Issued Financial Accounting Standards:

This note describes any recently issued accounting standard relevant to our Company and business that may impact the Company in the future. It includes standards that have been recently adopted or ones that have been issued and not yet adopted.

Canadian Standards

Section 1582 – Business Combinations – In January 2009, the CICA issued Section 1582, which replaces Section 1581 and establishes standards for the accounting for a business combination.  Section 1581 has been re-filed under “Superseded Accounting Recommendations” with a Supplement added setting out the previous wording of paragraphs in other Handbook material that has been amended substantially as a consequence of approving new Section 1582.  The superseded Section 1581 will be withdrawn from the Handbook when it is no longer effective.  Section 1582 applies prospectively to business combinations for which the acquisition date is on or after January 1, 2011.  Earlier application is permitted.  If an entity applies this Section before January 1, 2011, it shall disclose that fact and apply Consolidated Financial Statements, Section 1601, and Non-controlling Interests, Section 1602, at the same time.  The Company will evaluate the impact of Section 1582 to the financial statements beginning on January 1, 2010.

Section 1601 – Consolidated Financial Statements – In January 2009, the CICA issued Section 1601, which, together with new Section 1602, replaces Section 1600 and establishes standards for the preparation of consolidated financial statements.   Section 1600 has been re-filed under “Superseded Accounting Recommendations”.  The superseded Section 1600 will be withdrawn from the Handbook when it is no longer effective.  Section 1601 applies to interim and annual consolidated financial statements relating to fiscal years beginning on or after January 1, 2011.  Earlier adoption is permitted as of the beginning of a fiscal year.  An entity adopting this Section for a fiscal year beginning before January 1, 2011 also adopts Business Combinations, Section 1582, and Non-controlling Interests, Section 1602.   The Company will evaluate the impact of Section 1601 to the financial statements beginning on January 1, 2010.

Section 1602 – Non-Controlling Interests – In January 2009, the CICA issued Section 1602, which, together with new Section 1601, replaces Section 1600 and establishes standards for accounting for a non-controlling interest in a subsidiary in consolidated financial statements subsequent to a business combination.   Section 1600 has been re-filed under “Superseded Accounting Recommendations”.  The superseded Section 1600 will be withdrawn from the Handbook when it is no longer effective.  Section 1602 applies to interim and annual consolidated financial statements relating to fiscal years beginning on or after January 1, 2011.  Earlier adoption is permitted as of the beginning of a fiscal year.  An entity adopting this Section for a fiscal year beginning before January 1, 2011 also adopts Business Combinations, Section 1582, and Consolidated Financial Statements, Section 1601.  The company presently has no reporting entities that contain minority interest ownership.

Section 3064 - Goodwill and Intangibles - In January 2008, the CICA issued Section 3064. This section establishes standards for the recognition, measurement, presentation and disclosure of goodwill, subsequent to the initial recognition, and intangible assets by profit-oriented enterprises. This section applies to annual and interim financial statements relating to fiscal years beginning on or after October 1, 2008. Earlier adoption is encouraged. The Company does not believe this new standard will have an effect on its financial position, results of operations or cash flows.

Section 3031 – Inventories – In June 2007, the CICA issued Section 3031 replacing Section 3030. The section provides guidance with respect to the determination of cost and requires inventories to be measured at the lower of cost and net realizable value. The reversal of previous write-downs to net realizable value when there is a subsequent increase in the value of inventories is now required. The cost of the inventories should be based on a first-in, first-out or a weighted average cost formula. Techniques used for the measurement of cost of inventories, such as the standard cost method, may be used for convenience if the results approximate cost. The new standard also requires additional disclosures including the accounting policies used in measuring inventories, the carrying amount of the inventories, amounts recognized as an expense during the period, write-downs and the amount of any reversal of any write-downs recognized as a reduction in expenses. The adoption of this section had no material impact on the Company’s consolidated financial statements.

Section 1535 - Capital Disclosures - In February 2007, the CICA issued Handbook Sections 1535, “Capital Disclosures”, which requires the disclosure of both qualitative and quantitative information that provides users of financial statements with information to evaluate the entity’s objectives, policies and processes for managing capital. The new section is effective for years beginning on or after October 1, 2007. The Company has implemented the new disclosures in footnote number 15.

Section 3862 - Financial Instruments - In February 2007, the CICA issued two new standards, Section 3862 “Financial Instruments Disclosures” and Section 3863 “Financial Instruments Presentation” These sections will replace the existing Section 3861 “Financial Instruments Disclosure and Presentation.” Section 3862 provides users with information to evaluate the significance of the financial instruments of the entity’s financial position and performances, nature and extent of risks arising from financial instrument, and how the entity manages those risks. Section 3863 deals with the classification of financial instruments, related interest, dividends, losses and gains, and the circumstances in which financial assets and financial liabilities are offset. The new sections are effective for years beginning on or after October 1, 2007. The Company has implemented this requirement in its consolidated financial statements and footnotes.

International Financial Reporting Standards (“IFRS”) - In 2006, the Canadian Accounting Standards Board (“AcSB”) published a new strategic plan that will significantly affect financial reporting requirements for Canadian companies. The AcSB strategic plan outlines the convergence of Canadian GAAP with IFRS over an expected five year transitional period. In February 2008 the AcSB announced that 2011 is the changeover date for publicly-listed companies to use IFRS, replacing Canada’s own GAAP. The date is for interim and annual financial statements relating to fiscal years beginning on or after January 1, 2011.

US Standards

The FASB has issued FASB Statement No. 162, “The Hierarchy of Generally Accepted Accounting Principles”.  Statement 162 is effective November 15, 2008 and is intended to improve financial reporting by identifying a consistent framework, or hierarchy, for selecting accounting principles to be used in preparing financial statements that are presented in conformity with U.S. GAAP for nongovernmental entities.

In February 2007, the Financial Accounting Standards Board (“FASB”) issued Statement No. 159, “The Fair Value Option for Financial Assets and Financial Liabilities”(“SFAS 159”). This Statement is effective as of the beginning of an entity’s first fiscal year that begins after November 15, 2007. Early adoption is permitted as of the beginning of a fiscal year that begins on or before November 15, 2007, provided the entity also elects to apply the provisions of FASB Statement No. 157, Fair Value Measurements. This Statement permits entities to choose to measure many financial instruments and certain other items at fair value. The objective is to improve financial reporting by providing entities with the opportunity to mitigate volatility in reported earnings caused by measuring related assets and liabilities differently without having to apply complex hedge accounting provisions. This Statement is expected to expand the use of fair value measurement, which is consistent with the Board’s long-term measurement objectives for accounting for financial instruments. The Company adopted SFAS No. 159 on January 1, 2008 and the adoption did not have an impact on the reconciliation to US GAAP.

In September 2006, FASB issued Statement No. 157, “Fair Value Measurements (“SFAS 157”). This standard provides guidance for using fair value to measure assets and liabilities.  SFAS 157 applies whenever other standards require (or permit) assets or liabilities to be measured at fair value but does not expand the use of fair value in any new circumstances.  The standard clarifies that for items that are not actively traded, fair value should reflect the price in a transaction with a markets participant, including an adjustment for risk.  Under SFAS 157, fair value refers to the price that would be received to sell an asset or paid to transfer a liability in an orderly transaction between market participants in the market which the reporting entity transacts.  This Statement is effective for financial statements issued for fiscal years beginning after November 15, 2007, and interim periods within those fiscal years. Earlier application is encouraged, provided that the reporting entity has not yet issued financial statements for that fiscal year, including financial statements for an interim period within that fiscal year. The Company adopted SFAS 157 on January 1, 2008 and the adoption did not have an impact on the reconciliation to US GAAP.

In December 2007, the FASB issued Statement No. 141 (revised 2007), “Business Combinations” (“SFAS 141R”), which significantly changes the ways companies account for business combinations and will generally require more assets acquired and liabilities assumed to be measured at their acquisition date fair value. Under SFAS 141R, legal fees and other transaction-related costs are expensed as incurred and are no longer included in goodwill as a cost of acquiring the business. SFAS 141R also requires, among other things, acquirers to estimate the acquisition date fair value of any contingent consideration and to recognize any subsequent changes in the fair value of contingent consideration in earnings. In addition, restructuring costs the acquirer expected, but was not obligated to incur, will be recognized separately from the business acquisition. SFAS 141R is effective for the Company’s fiscal year beginning July 1, 2009, and is to be applied prospectively. The Company will evaluate the impact of SFAS 141R to the reconciliation to US GAAP beginning on January 1, 2010.

In December 2007, the FASB issued Statement No. 160, “Non-controlling Interests in Consolidated Financial Statements, an amendment of ARB No. 51” (“SFAS 160”). SFAS 160 requires all entities to report non-controlling interests in subsidiaries as a separate component of equity in the consolidated financial statements. SFAS 160 establishes a single method of accounting for changes in a parent’s ownership interest in a subsidiary that do not result in deconsolidation. Companies will no longer recognize a gain or loss on partial disposals of a subsidiary where control is retained. In addition, in partial acquisitions, where control is obtained, the acquiring company will recognize and measure at fair value 100 percent of the assets and liabilities, including goodwill, as if the entire target company had been acquired. SFAS 160 is effective for the Company’s fiscal year beginning July 1, 2009, and is to be applied prospectively. The Company will evaluate the impact of SFAS 160 to the reconciliation to US GAAP beginning on January 1, 2010.

In March 2008, the FASB issued Statement No. 161, “Disclosures about Derivative Instruments and Hedging Activities—an amendment of FASB Statement No. 133” (“SFAS 161”). SFAS 161 intends to improve financial reporting about derivative instruments and hedging activities by requiring enhanced disclosures to enable investors to better understand their effects on an entity’s financial position, financial performance and cash flows. SFAS 161 also requires disclosure about an entity’s strategy and objectives for using derivatives, the fair values of derivative instruments and their related gains and losses. SFAS 161 is effective for fiscal years and interim periods beginning after November 15, 2008, and will be applicable to the Company’s fiscal year beginning July 1, 2009. The Company will evaluate the impact of SFAS 161 to the reconciliation to US GAAP beginning on January 1, 2010.

In May 2008, the FASB issued Statement No. 162, “The Hierarchy of Generally Accepted Accounting Principles” (“SFAS 162”). SFAS 162 is intended to improve financial reporting by identifying a consistent framework, or hierarchy, for selecting accounting principles to be used in preparing financial statements that are presented in conformity with US generally accepted accounting principles for nongovernmental entities. SFAS 162 is effective 60 days following the approval of the Public Company Accounting Oversight Board amendments to AU Section 411, “The Meaning of Present Fairly in Conformity with Generally Accepted Accounting Principles”. The Company does not expect a significant impact on the reconciliation to US GAAP due to SFAS 162.

In June 2008, the FASB ratified EITF 07-5, “Determining Whether an Instrument (or Embedded Feature) is Indexed to an Entity’s Own Stock” EITF 07-5 provides guidance in determining whether or not derivative financial instruments are indexed to a company’s own stock. It is effective the fist fiscal year beginning after December 15, 2008, including interim periods within those fiscal years.  The Company will adopt EITF 07-5 on January 1, 2009 and expects a significant impact on its US GAAP reconciliation.

In October 2008, the FASB issued FSP FAS 157-3 “Determining the Fair Value of a Financial Asset When the Market for That Asset Is Not Active”. FSP FAS 157-3 clarifies the application of FASB Statement No. 157 “Fair Value Measurements”. FAS FSP 157-3 is effective as of the issuance date.  The Company does not expect a significant impact on the reconciliation to US GAAP due to FSP FAS 157-3.

20.           Differences between Canadian and United States generally accepted accounting principles:

In prior years, there was one significant difference between Canadian GAAP and US GAAP, which was the accounting for mineral properties. Effective January 1, 2008, the Company changed its accounting policy for mineral properties from deferring exploration costs incurred during the exploration stage to expensing such costs in the year incurred. This change has been applied retroactively and the comparative figures in the consolidated financial statements have been restated.

29

During 2008, the Company issued options to US employees that were denominated in Canadian dollars. According to the US GAAP guidance in FASB 123R “Share-Based Payments”, those options would be classified as liabilities rather than as equity. This difference between Canadian GAAP and US GAAP is the only significant difference in 2008. The impact of that difference on the summary consolidated financial disclosures for the balance sheet, statement of operations and cash flows is as follows:

	2008	2007	2006
(a) Assets
Total assets - Canadian GAAP	$82,082,200	$13,487,700	$15,894,800
US GAAP adjustment - none	-	-	-
Total assets - US GAAP	$82,082,200	$13,487,700	$15,894,800

(b) Liabilities
Total liabilities - Canadian GAAP	$9,912,900	$1,075,500	$781,908
US GAAP adjustment - option liability	279,200	-	-
Total liabilities - US GAAP	$10,192,100	$1,075,500	$781,908

(c) Shareholders' equity
Total shareholders' equity - Canadian GAAP	$72,169,300	$12,412,200	$15,112,900
US GAAP adjustment - option liability	(279,200)	-	-
Total shareholders' equity - US GAAP	$71,890,100	$12,412,200	$15,112,900

(d) Operations
Net income (loss) - Canadian GAAP	$20,315,600	$(3,348,300)	$(2,565,400)
US GAAP adjustment - net option expense	217,400	-	-
Net income (loss) under U.S. GAAP	$20,533,000	$(3,348,300)	$(2,565,400)

(e) Earnings per share
Basic and diluted income (loss) per share - Canadian GAAP	$0.26	$(0.05)	$(0.04)
US GAAP adjustment - net option expense	$-	$-	$-
Basic and diluted income (loss) per share - US GAAP	$0.26	$(0.05)	$(0.04)

(f) Cash flows from operating activities
Operating activities - Canadian GAAP	$(3,906,500)	$(4,086,200)	$(8,404,600)
US GAAP adjustment - net option expense	-	-	-
Operating activities - US GAAP	$(3,906,500)	$(4,086,200)	$(8,404,600)

(g) Cash flows from investing activities
Investing activities - Canadian GAAP	$18,667,700	$3,784,600	$(998,300)
US GAAP adjustment - none	-	-	-
Investing activities - US GAAP	$18,667,700	$3,784,600	$(998,300)

(h) Cash flows from financing activities
Financing activities - Canadian GAAP	$501,400	$283,600	$739,700
US GAAP adjustment - none	-	-	-
Financing activities - US GAAP	$501,400	$283,600	$739,700